Rec'd 3/1/07

MM 3/8



SECURITI[ES AND EXCHANGE COMMISSI]ON

07002928

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGIC Mortgage Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Kilbourn Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Sperber 414-347-6801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MGIC MORTGAGE SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Required by Rule 17a-5

DECEMBER 31, 2006 and 2005

(WITH REPORT OF INDEPENDENT AUDITORS THEREON)

MGIC MORTGAGE SECURITIES CORPORATION

Table of Contents

MGIC MORTGAGE SECURITIES CORPORATION

OATH OR AFFIRMATION

I, Steven T. Snodgrass, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of MGIC Mortgage Securities Corporation, as of December 31, 2006 are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

My commission expires: 10-14-0

ROSEMARY GLATCZAK NOTARY PUBLIC STATE OF WISCONSIN

This report contains:

Facing Page

Report of Independent Auditors

Statements of Financial Condition

Statements of Operations

Statements of Shareholder's Equity

Statements of Cash Flows

Notes to Financial Statements

Computation of Net Capital Pursuant to Rule 15c3-1

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to Possession or Control Requirements Under Rule 15c3-3

Reconciliation Pursuant to Rule 17a-5(d)(4)

Report of Independent Auditors on Internal Control Required by Rule 17a-5



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee, WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation

In our opinion, the accompanying statements of financial condition, and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation, at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3, the Company transacts business with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2007

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	$ 353	$ 357
Total investment portfolio (amortized cost, 2006 - $350; 2005 - $350)	353	357
Cash and cash equivalents	49	52
Accrued investment income	7	7
Prepaid expenses	8	9
Total assets	$ 417	$ 425
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable, affiliates (note 3)	$ 2	$ 1
Income taxes payable, affiliates	2	4
Total liabilities	4	5
Shareholder's equity (note 6):		
Common stock, $1 par value, 44,000 shares authorized; 1,000 shares issued and outstanding	1	1
Paid-in capital	199	199
Accumulated other comprehensive income - unrealized appreciation in investments, net of tax	2	5
Retained earnings	211	215
Total shareholder's equity	413	420
	$ 417	$ 425

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
	(In thousands of dollars)	
Revenues:		
Investment income, net of expenses	$ 22	$ 21
Total revenues	22	21
General and administrative expenses (note 3)	29	33
Loss before income tax	(7)	(12)
Income tax benefit (note 5)	(3)	(7)
Net loss	$ (4)	$ (5)

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF SHAREHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	Common stock	Paid-in capital	Accumulated other comprehensive income (loss) (note 2)	Retained earnings	Comprehensive income (loss)
		(In thousands of dollars)			
Balance, December 31, 2004	$ 1	$ 199	$ 15	$ 220	
Net loss	-	-	-	(5)	$ (5)
Unrealized investment losses, net of tax	-	-	(10)	-	(10)
Comprehensive loss	-	-	-	-	$ (15)
Balance, December 31, 2005	$ 1	$ 199	$ 5	$ 215	
Net loss	-	-	-	(4)	$ (4)
Unrealized investment losses, net of tax (note 4)	-	-	(3)	-	(3)
Comprehensive loss	-	-	-	-	$ (7)
Balance, December 31, 2006	$ 1	$ 199	$ 2	$ 211	

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
	(In thousands of dollars)	
Cash flows from operating activities:		
Net loss	$ (4)	$ (5)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Decrease in prepaid expenses	1	-
Increase in accounts payable, affiliates	1	-
Decrease in income taxes payable, affiliates	(2)	(11)
Other	1	9
Net cash used in operating activities	(3)	(7)
Net decrease in cash and cash equivalents	(3)	(7)
Cash and cash equivalents at beginning of year	52	59
Cash and cash equivalents at end of year	$ 49	$ 52

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1. Nature of business

MGIC Mortgage Securities Corporation ("Company") is a wholly-owned subsidiary of MGIC Investment Corporation ("Parent").

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. As a broker and dealer, the Company selects, trains and supervises employees of the Company and other affiliates involved with private placements of mortgage backed securities. The Company did not generate any brokerage fees in 2006 or 2005.

2. Summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholder's equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

The Company completes a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary". Additionally, for investments written down, income accruals will be stopped absent

evidence that payment is likely and an assessment of the collectability of previously accrued income made. Factors used in determining investments whose value decline may be considered "other than temporary" include the following:

- Investments with a market value less than 80% of amortized costs
- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention of management to hold fixed income securities to maturity

There were no "other than temporary" asset impairment charges for the periods ending December 31, 2006 and 2005.

Income taxes

The Parent and its subsidiaries, including the Company, file a consolidated federal income tax return. A formal tax sharing agreement exists between members of the consolidated group. Income tax provisions are calculated as if the Company filed a separate tax return with current credit for losses that were utilized by the Parent and its subsidiaries. Annual tax liabilities or refunds are settled with the Parent quarterly on an estimated basis.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 5.)

Comprehensive income

The Company's other comprehensive income consists of the change in unrealized appreciation/depreciation on investments, net of tax.

Cash and cash equivalents

The Company considers cash equivalents to be money market funds and investments with original maturities of three months or less.

Reclassifications

Certain reclassifications may have been made in the accompanying financial statements to allow for consistent financial reporting.

3. Related party transactions

Many of the Company's officers and directors are also officers and directors of the Parent and its other subsidiaries. The Company pays for all direct expenses related to licensing and training. The Company has been allocated $13 thousand and $12 thousand of administrative expenses from the Parent in 2006 and 2005, respectively.

4. Investments

The amortized cost, gross unrealized gains and losses and fair value of investments at December 31, 2006 and 2005 are as follows:

December 31, 2006:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 300	$ 3	$ -	$ 303
Obligations of states and political subdivisions	50	-	-	50
Total investment portfolio	$ 350	$ 3	$ -	$ 353

December 31, 2005:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 300	$ 7	$ -	$ 307
Obligations of states and political subdivisions	50	-	-	50
Total investment portfolio	$ 350	$ 7	$ -	$ 357

The amortized cost and fair values of debt securities at December 31, 2006, by contractual maturity, are shown below. Debt securities consist of fixed maturities.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 50	$ 50
Due after one year through five years	300	303
Total at December 31, 2006	$ 350	$ 353

The tax benefit of the changes in net unrealized depreciation was $1 thousand in 2006 and $6 thousand in 2005. There were no realized gains or losses on sales of investments in 2006 or 2005.

5. Income taxes

The net deferred tax liability relates to unrealized appreciation of investments and amounts to $1 thousand and $3 thousand at December 31, 2006 and 2005, respectively.

At December 31, 2006 gross deferred tax liabilities amount to $1 thousand and the Company has no gross deferred tax assets.

The following summarizes the components of the income tax benefit:

	2006	2005
	(In thousands of dollars)	
Federal - current	$ (4)	$ (7)
State - current	1	-
Income tax benefit	$ (3)	$ (7)

The reconciliation of the income tax benefit computed at the federal tax rate of 35% to the reported income tax benefit is as follows:

	2006	2005
	(In thousands of dollars)	
Tax benefit computed at federal tax rate	$ (2)	$ (4)
Tax exempt municipal bond interest	(1)	(1)
Other	-	(2)
Income tax benefit	$ (3)	$ (7)

Income tax benefits received in 2006 and 2005 were $3 thousand and $2 thousand, respectively.

At December 31, 2006 the Company has operating loss carryforward of $37 thousand, expiring in years 2018 through 2021, for state income tax purposes. No benefit has been recorded for these carryforwards.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission ("Commission") Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital as equal to the greater of $5 thousand or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 10 to 1, under certain circumstances. The Company had net capital of $397 thousand at December 31, 2006. This net capital exceeded the required minimum net capital by $392 thousand at December 31, 2006. The Company had a minimum net capital requirement of $5 thousand in 2006. The Company's ratio of aggregate indebtedness to net capital was .010 to 1 at December 31, 2006.

MGIC MORTGAGE SECURITIES CORPORATION

Schedule I
(In thousands of dollars)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 DECEMBER 31, 2006

Net Capital

Total ownership equity from statement of financial condition	$ 413
Total ownership equity qualified for net capital	$ 413
Total capital and allowable subordinated liabilities	$ 413
Deductions and/or charges: Total nonallowable assets	(8)
Net capital before haircuts on securities	405
Haircuts on securities	8
Net capital	$ 397

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5
Net capital requirement	$ 5
Excess net capital	$ 392
Excess net capital at 1,000%	$ 397
Excess net capital at 1,500%	$ 397

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 4
Total aggregate indebtedness	$ 4
Ratio of aggregate indebtedness to net capital	.010 to 1

MGIC MORTGAGE SECURITIES CORPORATION

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2006

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2006

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

Schedule IV

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)

No differences exist between the audited financial statements of the Company and the unaudited Focus Report IIA - Form X-17A-5 as of December 31, 2006.



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee, WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007

END